FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

For the month of
AUGUST 2004

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-).

Enclosure:                                        Press release dated August 4, 2004: Transgene announces Second Quarter and First Half 2004 Financial Results

CONTACT:
Transgene	Cohn & Wolfe	Image 7
Philippe Poncet Chief Financial Officer + 33 (0) 3 88 27 91 21 www.transgene.fr	Michael Long + 1 (212) 798 9775	Estelle Guillot-Tantay / Laurence Heilbronn + 33 (0) 1 53 70 74 93 + 33 (0) 1 53 70 74 64

Transgene Announces Second Quarter and
First Half 2004 Financial Results

Strasbourg, France, August 4, 2004 – Transgene (Nasdaq: TRGNY; Nouveau Marché: FR0005175080) today announced financial results for the second quarter ended June 30, 2004.

Transgene had total revenues of € 0.4 million (US$ 0.5 million) in the second quarter of 2004, the same as for the second quarter of 2003. For the first six months of 2004, revenues were € 1.0 million (US$ 1.2 million), compared to € 1.3 million (US$ 1.6 million) for the same period in 2003. In the first quarter of 2003, Transgene recorded the upfront payment related to the license agreement signed with Merck & Co., Inc. After completion of quality controls, revenues from the EUROVAC manufacturing work performed in the second quarter 2004 are expected to be recognized in the second half of 2004.

Operating expenses decreased by € 0.2 million (US$ 0.2 million) to € 5.7 million (US$ 6.9 million) for the second quarter of 2004 compared to € 5.9 million (US$ 7.2 million) for the second quarter of 2003. Clinical expenses were lower due to a decrease in the number of patients recruited in the second quarter of 2004 compared to the same period in 2003. Patient recruitment is now complete for most of the on-going Phase II clinical trials. General and administrative costs also decreased by € 0.1 million (US$ 0.1 million). For the first six months of 2004, operating expenses were unchanged at € 12.0 million (US$ 14.6 million).

Interest and other income was € 0.1 million (US$ 0.1 million) in the second quarter 2004 compared to € 0.3 million (US$ 0.4 million) in the same period of 2003, due to lower cash and cash equivalent held and lower interest rates.

Transgene recorded a net loss of € 5.1 million (US$ 6.2 million), or € 0.51 (US$ 0.62) per share, for the second quarter of 2004 compared to a net loss of € 5.2 million (US$ 6.3 million), or € 0.51 (US$ 0.62) per share for the same period in 2003. The net loss for the first six months ended June 30, 2004 was € 10.7 million (US$ 13 million) or € 1.06 (US$ 1.29) per share, compared to € 10.0 million (US$ 12.2 million), or € 0.99 (US$ 1.21) per share for the same period of 2003.

Net cash expenditures were € 10.2 million (US$ 12.4 million) for the first six months of 2004, resulting in cash and cash equivalents totaling € 24.8 million (US$ 30.2 million) at June 30, 2004. Transgene believes that this amount will be sufficient to meet its cash requirements for working capital and capital expenditures through mid-2005.

First Half 2004 Highlights

•                  Transgene released positive interim data in three phase II trials with the MVA-MUC1-IL2 cancer vaccine candidate in patients with lung, kidney and prostate cancer.

Société anonyme au capital de 23 008 603 € – R.C. Strasbourg B 317 540 581

11, rue de Molsheim – 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

www.transgene.fr

In lung cancer, the interim results indicate that 12 out of 18 patients have benefited from the combination of MVA-Muc1-IL2 vaccination with chemotherapy. In the sub-group of metastatic disease (14 patients with stage IV), 11 patients (79%) showed clinical benefit (partial and stable diseases). Results from the ongoing stage 2 of the study are expected in the coming months.

In the prostate trial, the interim results showed that the vaccination with MVA-MUC1-IL2 is biologically active and may decelerate the progression of the disease.

In kidney, enrollment in this 36-patient study proceeded quickly and has now completed. Nine out of 21 evaluable patients have had stable disease and continued their treatment with MVA-Muc1-IL2 monotherapy. Further data will be available in the coming months.

•                  Transgene released positive data from the phase II trial with the MVA-HPV-IL2 cancer vaccine candidate in patients with human papilloma virus (HPV)-related disease, demonstrating dose-related effect and safety at the highest dose given.

•                  Transgene manufactured clinical lots of HIV vaccine candidates in the frame of EUROVAC (European Vaccine Effort against HIV/AIDS), a European cluster of 21 laboratories, funded since 2000 by the European Union under the 5th Framework Programme.

•                  Transgene and Merial Limited announced a collaboration to develop products for animal health indications using Transgene’s vector platform. Under the terms of the agreement, Transgene will provide Merial with research and development support regarding vector-based expression of certain genes selected by Merial.

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, immunotherapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer.  Transgene has five products in clinical development, two of which are in Phase II clinical trials, two in Phase I/II and one that has completed Phase I clinical trial. Transgene’s proprietary vector technology platform consists of adenovirus and poxvirus.

This press release contains forward-looking statements, including statements regarding Transgene’s revenues, capital requirements, manufacturing capabilities and prospects.  Statements that are not historical facts are based on Transgene’s current expectations, beliefs, estimates, forecasts and assumptions.  The statements contained in this release are not guarantees of future performance and involve certain risks, uncertainties and assumptions which are difficult to predict.  Accordingly, actual outcomes and results may differ materially from what is expressed in those forward-looking statements. Important factors which may affect Transgene’s future operating results include the following: Transgene has a history of operating losses; it may not have sufficient resources or may fail to obtain the capital necessary to complete the research and commercialization of any of its product candidates; Transgene may be unable to conduct its clinical trials as quickly as it has predicted; Transgene’s clinical trials may not produce results sufficient to justify further product development; Transgene’s product candidates may not demonstrate therapeutic efficacy; Transgene’s products are in early stage clinical trials and the favorable results of some of the trials may not be indicative of broader results for a large number of humans; Transgene may be unable to obtain regulatory approval for its product candidates; Transgene’s patent and proprietary rights may not provide it with any benefit and the patents of others may prevent it from commercializing its products; proceedings to obtain patents and litigation of third party infringement claims are expensive and could limit its patent and proprietary rights; competitors may develop technologies or products superior to Transgene’s technologies or products; and other important factors described in Transgene’s Annual Report on Form 20-F for the most recent fiscal year filed with the U.S. Securities and Exchange Commission, including those factors described in the section entitled “Risk Factors.”

Note: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2179, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2004.

(financial tables follow)

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Condensed Consolidated Balance Sheets

(US GAAP) (Amounts in thousands)	June 30,		December 31, 2003
	2004	2004
	US$	€	€
	(Unaudited)		(Audited)
ASSETS
Cash and cash equivalents	30 192	24 790	34 940
Other current assets	2 457	2 017	2 522
	32 648	26 807	37 462
Property, plant and equipment, net	9 301	7 637	8 034
Other assets	391	321	322
	42 340	34 765	45 818

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	5 937	4 875	5 301
Total long-term liabilities	7 211	5 921	5 998
Total shareholders’ equity	29 192	23 969	34 519
	42 340	34 765	45 818

Condensed Consolidated Statements of Operations

US GAAP (Amounts in thousands except share and per share data)	Three months ended June 30,			Six month ended June 30,
	2004	2004	2003	2004	2004	2003
	US$	€	€	US$	€	€
	(Unaudited)			(Unaudited)
Revenues
Revenues from collaborative and licensing agreements	529	434	423	1 202	987	1 319
Grants received for research and development	0	0	0	0	0	0
Total revenues	529	434	423	1 202	987	1 319

Operating expenses
Research and development	(5 683)	(4 666)	(4 725)	(12 279)	(10 082)	(9 899)
General & administrative	(1 236)	(1 015)	(1 146)	(2 290)	(1 880)	(2 065)
Restructuring	0	0	0	0	0	0
Total operating expenses	(6 919)	(5 681)	(5 871)	(14 569)	(11 962)	(11 964)

Loss from operations	(6 390)	(5 247)	(5 448)	(13 367)	(10 975)	(10 645)

Interest and other income, net	166	136	289	415	341	646
Income tax benefit	(21)	(17)	0	(21)	(17)	0
Net loss	(6 245)	(5 128)	(5 159)	(12 972)	(10 651)	(9 999)

Loss per ordinary share	(0.62)	(0.51)	(0.51)	(1.29)	(1.06)	(0.99)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760	10 055 760

Loss per ADS (American Depositary Share)	(0.21)	(0.17)	(0.17)	(0.43)	(0.35)	(0.33)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280	30 167 280

Notes : The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2179, the noon buying rate of the Federal Reserve Bank of New York on June 30, 2004. The 2003 accounts have been restated to SFAS 123 “Accounting for Stock based Compensation”.

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During the second quarter of 2004, Transgene reviewed revenue recognition from a certain manufacturing contract and concluded that the € 0.653 million revenues reported in the first quarter of 2004 should be reduced by € 0.100 million, down to € 0.553 million. As a result of this change, net loss should be € 5.523 million, compared to the previously reported € 5.423 million. Consolidated balance sheet and statement of operations for the quarter ended March 31, 2004 have been restated accordingly, as shown below:

Condensed Consolidated Balance Sheets

(US GAAP) (Amounts in thousands)	March 31,
	2004	2004
	US$	€
(Unaudited)
ASSETS
Cash and cash equivalents	36 404	29 616
Other current assets	3 059	2 489
Total current assets	39 463	32 105
Property, plant and equipment, net	9 626	7 831
Other assets	256	208
Total assets	49 345	40 144

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	6 316	5 138
Total long-term liabilities	7 325	5 959
Total shareholders’ equity	35 705	29 047
Total liabilities and shareholders’ equity	49 345	40 144

Condensed Consolidated Statements of Operations

US GAAP (Amounts in thousands except share and per share data)	Three months ended March 31,
	2004	2004	2003
	US$	€	€
	(Unaudited)
Revenues
Revenues from collaborative and licensing agreements	680	553	896
Grants received for research and development	0	0	0
Total revenues	680	553	896

Operating expenses
Research and development	(6 657)	(5 416)	(5 174)
General & administrative	(1 063)	(865)	(919)
Restructuring	0	0	0
Total operating expenses	(7 721)	(6 281)	(6 093)

Loss from operations	(7 041)	(5 728)	(5 197)

Interest and other income, net	252	205	357
Income tax benefit	0	0	0
Net loss	(6 789)	(5 523)	(4 840)

Loss per ordinary share	(0.68)	(0.55)	(0.48)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760

Loss per ADS (American Depositary Share)	(0.23)	(0.18)	(0.16)
Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280

Notes: The official financial information of Transgene is stated in Euros. The financial information expressed in US$ is translated solely for the convenience of the reader at € 1.00 = $ 1.2292, the noon buying rate of the Federal Reserve Bank of New York on March 31, 2004. The 2003 accounts have been restated to SFAS 123 “Accounting for Stock based Compensation”.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 4, 2004	Transgene S.A.

	By:	/s/ PHILIPPE PONCET
Philippe PONCET
Chief Financial Officer